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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 6 TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMPUTER SCIENCES CORPORATION
                           (Name of Subject Company)

                         ------------------------------

                          CAI COMPUTER SERVICES CORP.
                    COMPUTER ASSOCIATES INTERNATIONAL, INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   20536310-4
                     (CUSIP Number of Class of Securities)

                                  SANJAY KUMAR
                     PRESIDENT AND CHIEF OPERATING OFFICER
                  C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                         ONE COMPUTER ASSOCIATES PLAZA
                         ISLANDIA, NEW YORK 11788-7000
                           TELEPHONE: (516) 342-5224
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                         ------------------------------

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 841-1000

                            ------------------------

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    This Statement amends and supplements the Tender Offer Statement on Schedule
14D-1 filed with the Securities and Exchange Commission on February 17, 1998, as previously amended (the "Schedule 14D-1"), relating to the offer by CAI Computer Services Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Computer Sciences Corporation, a Nevada corporation ("CSC"), together with (unless and until the Purchaser declares that the Rights Condition (as defined in the Offer to Purchase) has been satisfied) the Series A Junior Participating Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $108 per Share (and associated Right) net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

ITEM 10. ADDITIONAL INFORMATION.

    On February 23, 1998, CSC filed with the United States District Court for the District of Nevada (the "Nevada District Court") a Response to Computer Associates Ex Parte Motion for an Expedited Hearing On Claims For Declaratory Relief. A copy of the Response is filed as Exhibit (g)(5) to this Statement, and is incorporated herein by reference.

    On February 23, 1998, CSC filed with the Superior Court of the State of California for the County of Los Angeles, Central District, a complaint seeking injunctive relief and damages. A copy of the complaint is filed as Exhibit
(g)(6) to this Statement, and is incorporated herein by reference.

    On February 26, 1998 the Nevada District Court issued an Order granting Computer Associates' motion for an expedited briefing schedule and hearing on claims for declaratory relief to be conducted on March 16, 1998. On February 27, 1998, Computer Associates issued a press release outlining the Order. Copies of the Order and the press release are attached hereto, respectively, as Exhibits
(g)(7) and (a)(13) to this Statement and are incorporated herein by reference.

    On March 2, 1998, CSC filed with the Superior Court of the State of California for the County of Los Angeles, Central District, a Complaint for injunctive relief and damages. A copy of the Complaint is filed as Exhibit
(g)(8) to this Statement, and is incorporated herein by reference.

    On March 2, 1998, Computer Associates issued a press release announcing that it is proceeding with the Offer to acquire CSC. A copy of the press release is attached as Exhibit (a)(14) to this Statement, and is incorporated herein by reference.

    On March 5, 1998, Computer Associates issued a press release announcing that it will let the Offer expire at midnight on March 16, 1998. In addition, on March 5, 1998, Charles B. Wang, Chairman and Chief Executive Officer of Computer Associates, sent a letter to Van B. Honeycutt, Chairman and Chief Executive Officer of CSC. The full text of the press release and Mr. Wang's letter (which is attached to the press release) is attached as Exhibit (a)(15) to this Statement and is incorporated herein by reference.

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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                                   EXHIBIT NAME
-----------  -----------------------------------------------------------------------------------------------------

(a)(13)      Text of press release issued by Computer Associates dated February 27, 1998.

(a)(14)      Text of press release issued by Computer Associates dated March 2, 1998.

(a)(15)      Text of press release issued by Computer Associates dated March 5, 1998 (including Letter dated March
             5, 1998 from Charles B. Wang to Van B. Honeycutt).

(g)(5)       Response of Computer Sciences Corporation to Computer Associates Ex Parte Motion for an Expedited
             Hearing on Claims For Declaratory Relief, filed with the United States District Court for the
             District of Nevada on February 23, 1998.

(g)(6)       Complaint of Computer Sciences Corporation filed with the Superior Court of the State of California for the County of Los Angeles, Central District on February 23, 1998.

(g)(7)       Order of the United States District Court for the District of Nevada granting Computer Associates'
             Motion for an Expedited Hearing on Claims for Declaratory Relief, filed February 26, 1998.

(g)(8)       Complaint of Computer Sciences Corporation filed with the Superior Court of the State of California for the County of Los Angeles, Central District for Injunctive Relief and Damages on March 2, 1998.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1998

                                CAI COMPUTER SERVICES CORP.

                                By   /s/ PETER SCHWARTZ
                                     -----------------------------------------
                                     Name: Peter Schwartz
                                     Title:  Vice President and Treasurer

                                COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                By   /s/ PETER SCHWARTZ
                                     -----------------------------------------
                                     Name: Peter Schwartz
                                     Title:  Senior Vice President and
                                           Chief Financial Officer

                                       4
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                                   EXHIBIT NAME
-----------  -----------------------------------------------------------------------------------------------------

(a)(13)      Text of press release issued by Computer Associates dated February 27, 1998.

(a)(14)      Text of press release issued by Computer Associates dated March 2, 1998.

(a)(15)      Text of press release issued by Computer Associates dated March 5, 1998 (including Letter dated March
             5, 1998 from Charles B. Wang to Van B. Honeycutt).

(g)(5)       Response of Computer Sciences Corporation to Computer Associates Ex Parte Motion for an Expedited
             Hearing on Claims For Declaratory Relief, filed with the United States District Court for the
             District of Nevada on February 23, 1998.

(g)(6)       Complaint of Computer Sciences Corporation filed with the Superior Court of the State of California for the County of Los Angeles, Central District on February 23, 1998.

(g)(7)       Order of the United States District Court for the District of Nevada granting Computer Associates'
             Motion for an Expedited Hearing on Claims for Declaratory Relief, filed February 26, 1998.

(g)(8)       Complaint of Computer Sciences Corporation filed with the Superior Court of the State of California for the County of Los Angeles, Central District for Injunctive Relief and Damages on March 2, 1998.

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